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Exhibit 4.(b)

ABC
PROTECTIVE LIFE INSURANCE COMPANY / P. O. BOX 2606 / BIRMINGHAM, ALABAMA 35202

GUARANTEED INSURABILITY RIDER

        The Company has issued this rider as a part of the policy to which it is attached. It is issued in return for the application and the payment of the charge for this rider. All terms of the policy apply to this rider except those that disagree with this rider.

        This rider provides the right to buy additional insurance on the lives of the Joint Insureds ("the option") without evidence of insurability. The Company discusses this right and the rules that apply to it in the provisions which follow.

        Benefits.    On each Option Date, the Company will increase the Basic Face Amount of the policy without evidence of insurability. The increase will be for an amount not to exceed the Benefit Amount of this rider for the Option Date shown on the Policy Specifications Page or supplemental Policy Specifications Page. The increase will become effective only if the Company receives a timely election of option and at least one of the Joint Insureds is alive on the Option Date.

        Option Date.    The Option Date is the date shown on the Policy Specifications Page or supplemental Policy Specifications Page. If more than one date is shown, then the rider provisions apply to each such date.

        Exercise of Option.    An option may be exercised by the Owner while at least one of the Joint Insureds is living and the Exercise of Option is in effect by delivering to the Company a proper written request on or before an Option Date. If an option is not exercised on or before an Option Date, it will expire.

        Effective Date of Increase.    When an option is exercised, the increase will be effective as of the corresponding Option Date. However, the increase will not be effective unless at least one of the Joint Insureds is alive on that Option Date.

        Cost of Insurance For Increase in Basic Face Amount.    The Company will compute the Cost of Insurance for the increase in Basic Face Amount on each Option Date of the policy using the same rate class of each Joint Insured as was used on the policy.

        Administration Charge for Increase in Basic Face Amount.    The maximum monthly administration charge is equal to the lesser of $250 or the sum of (a) plus (b) where:

  (a)
  is $23.50; and

  (b)
  is $.06 per every $1,000 of increase in Basic Face Amount.

        The monthly administration charge applies during the twelve month period following the effective date of each increase in Basic Face Amount. The Company reserves the right to charge less than the maximum charge.

        Decreasing the Face Amount after the Effective Date of an Increase under this Rider. Notwithstanding the provisions of the policy regarding the order of Face Amount decreases, any Face Amount decrease requested by the Owner after the effective date of an increase under this rider, will first be applied against the Face Amount in the reverse order in which Face Amount increases occurred, irrespective of whether such increases were in Basic Face Amount under this rider or Supplemental Face Amount under the terms of the policy.

        Withdrawals after the Effective Date of an Increase under this Rider. Notwithstanding the provisions of the policy regarding the order of Face Amount decreases after a Withdrawal, if a Level Death Benefit Option is in effect, the order of any Face Amount reductions will be as provided in the provision "Decreasing the Face Amount after the Effective Date of an Increase under this Rider".

        Changing the Death Benefit Option after the Effective Date of an Increase under this Rider. Notwithstanding the provisions of the policy regarding the order of Face Amount decreases after a change from the Level Death Benefit Option to the Increasing Death Benefit Option, the order of Face Amount reductions will be as provided in the provision "Decreasing the Face Amount after the Effective Date of an Increase under this Rider".

        Restrictions and Exclusions.    Any increase will be subject to the same restrictions and exclusions, if any, as were included in the policy when it was issued.

        The Suicide provision of the policy will apply to the increase from each Effective Date of Increase. The Representations and Contestability provision of the policy will apply from the Rider Effective Date.

        Rider Effective Date.    This rider shall be effective on the later of:

    1.
    the Policy Effective Date of the policy;

    2.
    the date the Company approves a supplemental application for issue of this rider; or

    3.
    the date the Company approves a reinstatement application for the policy.

        Termination.    The Exercise of Option and rider charge terminate the earlier of:

    1.
    the last Option Date;

    2.
    the date the policy terminates; or

    3.
    the Monthly Anniversary Day on or next following the receipt by the Company of a written request by the Owner.

        Rider Charge.    The rider charge for each option is shown on the Policy Specification Page or supplemental Policy Specifications Page.

        Signed for the Company as of the Rider Effective Date which is the Effective Date.

                      PROTECTIVE LIFE INSURANCE COMPANY

                      ABCDEF

                      Secretary

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Exhibit 4.(b)
GUARANTEED INSURABILITY RIDER